

June 15, 2012

Via E-mail
Werner Funk
Chief Executive Officer
Omnitek Engineering Corp.
1945 S. Rancho Santa Fe Road
San Marcos, CA 92078

      Re: **Omnitek Engineering Corp.**
             Form 10-K for Fiscal Year Ended December 31, 2011
             Filed March 27, 2012
             File No. 000-53955

Dear Mr. Funk:

We have reviewed your filing and have the following comment. Our comment asks you to provide us with information so we may better understand your disclosures.

Please respond to this letter within ten business days by confirming that you will revise your document in future filings and providing the requested information. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Management's Discussion and Analysis

Results of Operations, page 21

1. Please revise your discussion and analysis of results of operations to cite the factors and the underlining reasons associated with the factors that caused the variances in your revenues and expenses. We believe that such a discussion would provide investors with greater insight into your results, particularly for trend purposes and discerning future prospects. In your revised disclosure, please quantify factors to which variances are attributed. Provide us with a copy of your intended revised disclosure.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Patrick Kuhn at (202) 551-3308 or me at (202) 551-3380 with any questions.

Sincerely,

/s/ Lyn Shenk

Lyn Shenk
Branch Chief